Invest in HAYSEED - A Whodunnit Feature Film

We're making a whodunnit mystery feature film!





BECOME AN INVESTOR IN A
FEATURE FILM
HAYSEED
A WHODUNIT MURDER MYSTERY
Rhode Island International Film Festival
AUSTIN FILM FESTIVAL
© 2020 AMERICAN BRAVADO

TRAVBURGESS.COM/AMERICAN-BRAVADO

NEW YORK NY

Entertainment | Media | Art | Film | Film and Television

ABOUT | UPDATES 0 | REVIEWS 12 | ASK A QUESTION 0

Why you may want to invest in us...

1. We're a team of multi Emmy, Addy, and Webby-winning producers w/ films on Hulu, Amazon, and Netflix.
2. We've been gifted over $150k in gear and in-kind services.
3. Hayseed was in the top 4% of the 13,175 scripts submitted this years' Austin Film Festival.
4. And, our script was a finalist at the 2020 Rhode Island International Film Festival.
5. We are participating in the investors' risk by taking equity in lieu of our full-day rates.
6. We have relationships with distributors and sales agents, so we'll find a good home for our film.

Why investors ❤ us

WE'VE RAISED $8,200 SINCE OUR FOUNDING



Travis is an exceptional writer whose talent, dedication and unwavering commitment to excellence shines in whatever endeavor he pursues. Success is his destiny.

Mark Halfon ★

SEE MORE

Our team



Travis Burgess

Writer / Director

Travis co-produced The Preppie Connection, which was released in theaters by IFC Films and streamed on Netflix, Hulu, and Amazon. He also traveled to

Angola to produce the documentary, Death Metal Angola. It played at +60 festivals around the world.





Michael Brown
Producer
Michael is an award-winning commercial director and producer with clients such as Merrell, Hush Puppies, Hersey's, PepsiCo. His films have been an official selection at RiverRun, Other Worlds, Lighthouse, and GenreBlast Film Festivals.





Daniel Martinez
Director of Photography
Daniel is a cinematographer specializing in commercial, non-profit documentary, and narrative film production. He has worked on campaigns for Under Armour, Merrell, Hush Puppies, McCormick Gourmet, Kwikset, and Sagamore Distillery.





Jacob Cleeves
Camera Operator
Jacob is a Michigan-based gold-winning American Advertising Awards cinematographer. His client list ranges from Merrell and Hush Puppies to Stryker and high-action sports like IMSA, Michelin Tires, the Ferrari Challenge, and SRO Motorsports.





Patrick Lewtschanyn
Consulting Producer
Patrick is the owner of Loose Cannon, a full-service production company. His work has been nominated for multiple Emmys. He has worked with Red Bull, Porsche, Kellogs, AT&T, Kraft, Corona Light, Asus, and the Bill & Melinda Gates Foundation.



Amber Timm
Marketing Strategist
Amber is a Marketing Strategist based out of Grand Rapids, MI. She's worked in marketing, across multiple industries, with nationally recognized brands such as Meijer, Merrell, and Chaco.



Jason Rezvan
Music Supervisor
Jason is the VP of Ads for the boutique independent music publisher, Spirit Music Group. He handles creative licensing for a catalog of over 75K songs, working with agencies to creatively source music for brands as Apple, Google, Walmart, and Ford.



Kyle Jurassic
Talent "Trooper Gellis"
Kyle is an actor based in NYC. In his professional theater career, he has toured all of North America and performed in 100+ theaters in productions including Rock of Ages, The Buddy Holly Story, Million Dollar Quartet, Grease, Spamalot, and Avenue Q.



Hayseed: A Whodunnit Mystery

Hi, I'm Travis Burgess. I am the writer and director of the feature film *Hayseed*. I'd like to cordially invite you to join our team by investing here on Wefunder. I truly believe that this crowd-equity model can change how films are financed. It's important to us and our industry to demystify elements of the movie business. We believe educating our investors on how films are made, where the money is spent, and how they can make a return is crucial. Transparency is vital. Openness is key. Join our team and own a piece of our film, Hayseed.

Our business model is simple: make a movie that people will actually want to watch, one that is entertaining—the kind you recommend to a friend immediately after seeing it; make it look glossy like a Hollywood production, but on a small budget, and turn a profit by distributing the film and cutting deals with different territories and streaming services all

over the planet.



Over the last decade, I've developed award-winning films and documentaries. I traveled with Coalition Films to Angola to produce Jeremy Xido's feature-length documentary, Death Metal Angola. The film screened at over 60 festivals around the world and had a theatrical release in New York and Los Angeles.



"A MUST WATCH FILM"
HUFFINGTON POST
"ABSORBING, BEAUTIFULLY SHOT DOCUMENTARY"
INDIEWIRE
★★★★
THE VILLAGE VOICE
"AN UPBEAT CHRONICLE OF VERY HARD ROCK IN A VERY HARD PLACE"
HOLLYWOOD REPORTER
★★★★
EYE FOR FILM
"RIVETING"
EMPIRE
"MARVELOUS"
TWITCH
★★★★
NONFICS
"SURPRISINGLY UPLIFTING"
MTV
"A CULT CLASSIC IN THE MAKING"
HUFFINGTON POST
"A BOLD AND LIFE-AFFIRMING PROJECT"
NEW YORK TIMES
DEATH METAL ANGOLA
AVAILABLE NOW ON iTUNES

Following its sale, I co-produced Joseph Castelo's The Preppie Connection, which was released by IFC Films and successfully recouped its investment and now is in overages.



DEATH METAL ANGOLA
LITTLE HOPE WAS ARSON
ALL RELATIVE
NOV 28 THE IMMORTALISTS
THE PREPPIE CONNECTION
OSCAR NOMINATED SHORTS
45 YEARS / MUSTANG
FIELD OF VISION : MON

My screenplays have been official selections in some of the country's top competitions. Hayseed was a Second Rounder at this years' Austin Film Festival and a finalist at the 2020 Rhode Island International Film Festival.



So let's talk about *our* film, Hayseed—it's brooding, mysterious, hilarious, and downright Hitchcockian. As in many the "whodunnit" genre exemplars, there is one primary setting; in our case, it's a rural church—an uninspiring and uncomfortable place where everyone betrays everyone else. The emotional tone veers from icy politeness to spitting rage and back again. But, it's the humor that lightens the film's mood and balances well against its darker tones.

Our main character's investigation exposes the divisiveness, sharp teeth, false fronts, and one pure heart of a small farm community. Our film makes allusions to other mystery films like *Knives Out, Fargo, A Simple Plan,* and *Murder on the Orient Express*, along with the works of Agatha Christie. The film grapples with Midwestern values and the American dream.



We have brought together an award-winning team of professional filmmakers to take this

script to the silver screen. But the production is contingent on a successful Wefunder raise. Principle photography is set to begin March 29th, 2021, at which point we would incur the majority of the expenses. We will produce the film with the funds raised by First Priority investors on the Wefunder platform. Once we have passed the minimum raise threshold (120K) we will enter into pre-production. If we raise more than the minimum it will allow our production to hire more recognizable talent, and increase the "on-screen" production value.

So, please join us if you can—buy a percentage of this film and see a movie realized from script to screen. Thank you.

-Travis Burgess

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

Hayseed is a feature film to be produced by American Bravado, a Brooklyn-based independent production company. We are a tight union of creative and business minds, developing, writing, and producing original material—all in house. It's common practice in indie filmmaking (i.e. without a Studio) to create a new LLC for every film with its own tax ID and bank account. Investors would not be investing in American Bravado, but only this one film, Hayseed.

Where will your company be in 5 years? ⌄

Our aim is to exploit Hayseed across various domestic, international, and ancillary markets to generate a profit for its investors. Upon its success, we intend to continue producing new films and offer investors—new and old—opportunities. To be clear, as an investor in this feature film, Hayseed, you will be entitled to proceeds from Hayseed and Hayseed only and not future projects made by American Bravado.

Why did you choose this idea? ⌄

Our story takes place in a Rust Belt community, very much like the filmmakers' hometowns. All of the locations are based on places we knew growing up, but with a genre twist. It begins with a mysterious death and ends, well, telling wouldn't be fair... It's brooding, bizarre, hilarious, and downright Hitchcockian—cornerstones of the mystery genre.

How far along are you? What's your biggest obstacle? ⌄

We are currently in the casting process and attaching some recognizable names and faces. Our biggest obstacle, like most films outside of the studio system, is funding. You'd be hard-pressed to make a movie without any capital—that's why we turned to WeFunder.

It's important to us and our industry to demystify elements of the movie business. Educating our investors on how films are made, where the money is spent, and how they can make a return is crucial. Transparency is vital. Openness is key. Have a question? Just ask.

Who competes with you? What do you understand that they don't? ⌄

Our competitors are only Hollywood studios. The democratization of feature film distribution has allowed everyone to release and market their films across the same platforms. Because we are a small team, we do not need to sterilize our movies or waste finances on massive overheads. Thinking and spending efficiently allows us to win massive audiences.

How will you make money? ⌄

Investors will recoup against any domestic sales, including the theatrical and VOD/Digital releases. We'll get the film in front of curated platforms like Netflix, Hulu, Vudu, and premium networks such as Showtime or HBO. We'll also generate proceeds from "open retailers" such as Amazon, Google Play, iTunes, Microsoft, and Youtube. Ancillary markets like in-flight entertainment on airlines additional sources of receipts.

We'd love to tell you about our creative distribution plan; please reach out if you have a question.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

The movie business is a tough business, and each project is an uphill battle. When a problem arises, half the filmmaker's job is to troubleshoot and creatively solve that problem. We plan to apply a tactical marketing strategy and use cutting-edge techniques designed to target our exact audience. In a "worst-case" scenario such as a pandemic, we will follow established protocols and have insurance for acts of God. Events of this nature could impact both the timeline of the project and the overall budget. Extreme cases may make it impossible to complete the project.

How do we keep costs low and still make a quality film? ⌄

Our producers are focused on mitigating risk and positioning the film to ensure the most substantial prospects of financial profitability. We will keep the budget and production schedule as lean as possible. We'll be engaging experienced in-state crew for all below-the-line roles. If available, we'll leverage the State tax film credit.

Our team believes in this project. Our department heads are participating in the investors' risk by taking equity in lieu of their full-day rates. Our production team is donating their high-end cameras, lighting equipment, post-services, thereby saving the production over 150K.

So, by keeping costs low without sacrificing quality in-front or behind the camera, our strategy will allow the film to have the highest possible value when sold to distributors and the largest possible return for investors.

How big is the market? ⌄

The whodunnit film is undergoing a revival, and the market is enormous. We've found millions of interested viewers through our engagements across our social platforms alone. We're coming in on the heels of Netflix's massively popular Adam Sandler vehicle Murder Mystery, drawing more than 30.8 million views in its first three days. Also, we are seeing more mysteries, such as Kenneth Branagh's successful Murder On the Orient Express, and the forthcoming Death on the Nile adaptations. Last year, Knives Out generated $214.6 million at the global box office—China propelled its international receipts ($27.9 million), followed by the United Kingdom ($13.7 million), Australia ($7.4 million), France ($6.2 million), and Russia ($5.1 million).

So, what about COVID? ⌄

It's more important than ever to ensure we create the safest production environments possible to protect everyone in our industry. COVID-19 has shaken our industry to its core and forced us to reimagine what it means to be on set, and that will continue to evolve as we recover. We will increase safety measures from pre to post-production by following strict guidelines and protocols set by Safe Sets International.



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